Pacificap Entertainment Holdings, Inc.
9150 Wilshire Boulevard, Suite 242
Beverly Hills, California 90212
(310) 246-0090

                                            December 15, 2005

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pacificap Entertainment Holdings, Inc. (the “Company”)
Registration Statement on Form SB-2
Initially Filed May 13, 2005
File No. 333-124919

Ladies and Gentlemen:

Please be advised that Pacificap Entertainment Holdings, Inc. (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2 filed with the Commission on May 13, 2005 (File No. 333-124919) (the "Registration Statement"). No securities were offered or sold pursuant to this Registration Statement. We request this withdrawal because the Company amended the terms of the private placement and will register the shares of common stock underlying such private placement on another registration statement. Please apply the Company’s filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Andrea Cataneo at (212) 930-9700.

Thank you for your assistance in this matter.

                                    PACIFICAP ENTERTAINMENT HOLDINGS, INC.

                                    By: /s/ EDWARD LITWAK
                                                   Edward Litwak
                                              President